17 February 2017

VIA EDGAR

Mr. Craig Arakawa

Accounting Branch Chief, Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Dear Mr. Arakawa,

We are in receipt of your comment letter dated 10 February 2017 regarding the annual report on Form 20-F for the fiscal year ended 30 June 2016 of BHP Billiton Limited and BHP Billiton PLC (together, “BHP Billiton”) (File Nos. 001-09526 and 001-31714, respectively). The comment letter requests a response within ten business days of the date of the letter.

On Wednesday, 15 February 2017, via a telephone conversation with Graham Tiver of BHP Billiton, Nasreen Mohammed of the staff of the Securities and Exchange Commission approved an extension until 17 March 2017 for the filing of BHP Billiton’s comment letter response. This letter is intended to formalize this conversation and approval.

BHP Billiton requested the extension for the filing of our comment letter response in order for BHP Billiton’s internal accounting and business personnel, in coordination with BHP Billiton’s external independent auditors, to have sufficient time to provide and confirm an appropriately detailed response.

BHP Billiton confirms that our comment letter response will be filed no later than the 17th of March 2017. If you have any questions or comments, please do not hesitate to contact me directly.

Very truly yours,

/s/ Graham Tiver

Graham Tiver

Group Financial Controller

cc:Burr Henly (Sullivan & Cromwell)

A member of the BHP Billiton Group which is headquartered in Australia, Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Australia, ABN 49 004 028 077 Registered in Australia